FOR IMMEDIATE RELEASE

CONTACT:
Joan Fischler
Telephone: (516) 686-2212
Facsimile: (516) 626-7839

Reeves Telecom Acquisition Corp.
Extends Expiration Date of Tender Offer
for All Limited Partnership Units
of Reeves Telecom Limited Partnership

GLEN HEAD, NY (August 11, 2006) - Reeves Telecom Acquisition Corp. (“RTAC”) announced today that it has extended the expiration date of its previously announced tender offer to purchase for cash all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a purchase price of $1.50 per Unit net to the seller in cash without interest. The tender offer applies also to shares of common stock (the “Shares”) of Reeves Telecom Corporation, the predecessor of the Partnership, which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended. Under the rules of the Securities and Exchange Commission, John S. Grace, the President and sole shareholder of RTAC, is deemed to be making the tender offer along with RTAC.

The expiration date of the tender offer has been extended to Friday, September 8, 2006 at 5:00 p.m., Eastern Daylight Time.

As of the close of business on August 10, 2006, a total of 174,097 Units and 791 Shares had been tendered and not withdrawn. Until the termination of the tender offer on the expiration date, or any date to which the tender offer is further extended, all tendered Units and Shares may be withdrawn.

RTAC and Mr. Grace will transmit revised tender offer documents (including an amended offer to purchase, a related letter of transmittal and other offer documents) to all Unit and Share holders of the Partnership in the near future. Unit and Share holders may receive additional copies of the revised tender offer documents when they become available at no charge by contacting the information agent, Mellon Investor Services, toll-free within the U.S., Canada or Puerto Rico at 1-877-870-8964 or outside the U.S. at 1-201-680-6654 (collect). They will also be available at the Securities and Exchange Commission’s website at www.sec.gov.

The Partnership is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, under the rules of the Securities and Exchange Commission, RTAC and Mr. Grace may be deemed to be “affiliates” of the Partnership and the general partner of the Partnership.